Mail Stop 3561

March 17, 2008

<u>Via Fax & U.S. Mail</u>

Philippe Calavia
Executive Vice President – Finance
Air France – KLM
45, rue de Paris
95747 Roissy-CDG Cedex, France

      Re: **Air France – KLM**
               Form 20-F for the year ended March 31, 2007
               Filed on July 9, 2007
               File No. 001-32139

Dear Mr. Calavia:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               Linda Cvrkel
               Branch Chief